FOIA CONFIDENTIAL TREATMENT REQUESTED
Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. §200.83

[Letterhead of Wachtell, Lipton, Rosen & Katz]
VIA EDGAR
September 13, 2023
Division of Corporation Finance
Office of Industrial Applications and Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Nicholas O’Leary; Abby Adams

Re:	3M Health Care Company
Amendment No. 3 to Draft Registration Statement on Form 10
Submitted July 28, 2023
CIK 0001964738
Dear Mr. O’Leary and Ms. Adams:
On behalf of our client, 3M Health Care Company (the “Company”), set forth below is the response of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated August 10, 2023 regarding Amendment No. 3 to the Company’s draft registration statement on Form 10 (as amended by Amendment No. 3, the “Registration Statement”) confidentially submitted to the U.S. Securities and Exchange Commission on July 28, 2023.
In connection with this letter responding to the Staff’s comments, the Company is confidentially submitting Amendment No. 4 to the Registration Statement (“Amendment No. 4”) via the EDGAR system today. All references to page numbers in the responses below are to the pages of the information statement filed as Exhibit 99.1 to Amendment No. 4. Terms not otherwise defined in this letter have the meanings given to them in Amendment No. 4.
For your convenience, the Staff’s comments are set forth in bold, followed by the Company’s responses.
Exhibit 99.1
Information Statement Summary
Our Company, page 11
1.We note your response to comment 2 and the revised disclosure, and reissue the comment in part.  Please remove the general disclaimer inserted on page ii, and revise the summary to address which of your products named in the registration statement, and generally what categories of your products, are regulated by the

U.S. Securities and Exchange Commission
September 13, 2023

FOIA CONFIDENTIAL TREATMENT REQUESTED
Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. §200.83
FDA as medical devices or pharmaceuticals and clarify that safety and efficacy are determinations are solely within the authority of the U.S. Food and Drug Administration (FDA) or similar foreign regulators.  We note the chart added on page 129 in response to comment 5 of our March 15, 2023, letter.  In addition, please revise the graphic to remove the prominent and unqualified "safer healthcare" claim.
Response: In response to the Staff’s comment, the Company has revised the information statement summary section, and in particular the disclosure on pages 12 and 24-27, and removed the general disclaimer that was previously on page ii.
Our Markets, page 13
2.Please provide additional information with respect to the addressable markets and other statistics in this section and elsewhere in the summary. For example, statements such as that on page 13, that "Of the $4.3 trillion in U.S. healthcare spending, an estimated 15-30% is potentially wasteful" and your market positions in the first bullet point on page 15, should be tied to a source.  To the extent that this or similar statements are based on management's beliefs, please revise to state as much.  In addition, please define and disclose any material assumptions and limitations associated with your estimates of your addressable markets in bullet points on page 14 and the statistics on page 15, including the market growth statistic.
Response: In response to the Staff’s comment, the Company has revised the information statement summary section, and in particular the disclosure on pages 13-15.
Unaudited Pro Forma Condensed Combined Financial Information, page 77
3.We note your response to comment 3.  We note that you are basing the pro forma tax rate off of the statutory tax rate, which your disclosures on page F-21 indicate is 21%. However, it remains unclear based on the additional disclosures provided how you arrived at a pro forma tax rate of 12.5% for the transaction accounting adjustments.  For example, you refer to an increase in valuation allowance which we would expect would increase the tax rate rather than reduce.  Please further clarify.
Response: In response to the Staff’s comment, the Company has prepared a reconciliation between the statutory and pro forma tax rate applied to transaction

U.S. Securities and Exchange Commission
September 13, 2023

FOIA CONFIDENTIAL TREATMENT REQUESTED
Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. §200.83
accounting adjustments for the year ended December 31, 2022, as updated in Amendment No. 4.

	Loss Before Income Taxes	Income Tax (Benefit) / Provision	Effective Tax Rate
Transaction Accounting Adjustments At Statutory Rate	(625)	(131)	21.0%
Increase in Tax Cost of the Global Intangible Low-taxed Income Inclusion		29	-4.6%
Additional Valuation Allowances		33	-5.3%
SpinCo Operating Model Changes (Note h)		11	-1.7%
Income Taxed at Rates Different than Statutory		(14)	2.3%
Tax Effect of Transaction Accounting Adjustments	(625)	(72)	11.6%
The Company applied applicable statutory tax rates to respective transaction accounting adjustments as reflected in the pro forma financial statements and related notes. The Company provided no tax benefit on the SpinCo operating model charges (note h) because it is not expected to be deductible in local jurisdictions. The Company anticipates that the estimated increase in interest expense from the SpinCo financing will result in the need for additional valuation allowances related to interest carryforwards and increase the tax cost of the global intangible low-taxed income inclusion. Since the transaction accounting adjustments represent a loss before income taxes, adjustments that reduce the Company’s tax benefit result in a lower effective tax rate (less benefit) on the transaction accounting adjustments. The Company’s pro forma combined effective tax rate is higher than the historical rate as a result of these adjustments.
Intellectual Property, page 119
4.We reissue comment 8 in part. Please disclose the number of patents issued and pending patent applications within each segment. We note the total of approximately 7,300 issued patents disclosed on page 15.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 125-128.
Appendix A: Supplemental Consolidated Statement of Income Information, page F-34
5.Please help us understand and correspondingly clarify in your disclosures why certain non-GAAP amounts are different than those presented in the 10-K for 3M Company for the year ended December 31, 2022.  For example, adjusted earnings per diluted share for the year ended December 31, 2020 is reported as $9.29 per share in the 10-K and $8.74 per share in Appendix A.  Also we note that adjusted

U.S. Securities and Exchange Commission
September 13, 2023

FOIA CONFIDENTIAL TREATMENT REQUESTED
Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. §200.83
operating income for the year ended December 31, 2022 is reported as $7.1 billion in the 10-K compared to $6.7 billion in Appendix A.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the non-GAAP amounts included in Appendix A to Executive Compensation represent financial metrics calculated by 3M under 3M’s compensation plans, which calculations periodically exclude special items and may not be calculated on the same basis as adjusted metrics calculated by 3M for other purposes. Among other items, the Company notes that the 2020 financial results reported in Appendix A to Executive Compensation are for 3M’s 2020 financial results before the pension accounting change made by 3M in the first quarter of 2021, which resulted in the restatement of 2020 amounts in 2021; however, since the 2020 compensation plans were measured using the original 2020 results, those original results are presented in Appendix A to Executive Compensation. The Company respectfully refers the Staff to the introductory paragraph of Appendix A to Executive Compensation for the Company’s discussion of these differences, along with the relevant footnotes to the table presented in Appendix A to Executive Compensation.
* * * * *
If you have any questions concerning Amendment No. 4 or require any additional information in connection with the confidential submission, please do not hesitate to contact the undersigned at (212) 403-1172 or JELevine@wlrk.com or my colleague Steven A. Rosenblum at (212) 403-1221 or SARosenblum@wlrk.com.

Sincerely,

/s/ Jenna E. Levine
Jenna E. Levine

cc:	Kevin H. Rhodes, 3M Company
Jeffrey Lavers, 3M Company
Steven A. Rosenblum, Wachtell, Lipton, Rosen & Katz